Leader Funds Trust

315 W. Mill Plain Blvd.

Suite 204

Vancouver, WA 98660

February 7, 2020

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: Leader Funds Trust (the “Trust”): Request for withdraw of a Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (File No. 333-229484 and 811-23419)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-229484 and 811-23419) relating to addition of a contemplated new series of the Trust, the Leader Government Bond Fund (the “Fund”).

Post-Effective Amendment No. 6, filed January 10, 2020 (Accession No. 0001580642-20-000174).

The Trust is making this application for withdrawal of the Amendment because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold by the Fund in connection with the Amendment. The Trust respectfully submits that a withdrawal of the Amendment is consistent with the public interest and the protection of investors.

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.

Very truly yours

/s/ John E. Lekas

John E. Lekas, Trustee, President and Treasurer